SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Persuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated March 17, 2005

Swedish Match AB

(Translation of Registrant’s Name into English)

Rosenlundsgatan 36

S-118 85 Stockholm, Sweden

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F     X        Form 40-F

(Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes              No         X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-             )

Enclosure:    Kersti Strandqvist and Sven Hindrikes proposed for Swedish Match Board of Directors

SIGNATURES

Persuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Swedish Match AB

Date: March 17, 2005	By:	/s/ Bertil Raihle
Bertil Raihle
Vice President Corporate Control

Stockholmsbörsen: SWMA

PRESS RELEASE

17 March, 2005

Kersti Strandqvist and Sven Hindrikes proposed for Swedish Match Board of Directors

At the upcoming Annual General Meeting the Nominating Committee of Swedish Match AB will propose the election of Kersti Strandqvist and Sven Hindrikes to the Board of Directors. Furthermore, the Nominating Committee will propose re-election of Bernt Magnusson (Chairman), Jan Blomberg, Tuve Johannesson, Arne Jurbrant, Karsten Slotte and Meg Tivéus.

The Nominating Committee is appointed by the Annual General Meeting and comprises Marianne Nilsson (Robur), Chairman, Björn Franzon (Fjärde AP-Fonden), Staffan Grefbäck (Alecta) and Bernt Magnusson. Joachim Spetz (Handelsbanken Fonder) has since December 2004 been co-opted to the committee’s meetings.

Kersti Strandqvist, 41, holds the position as Segment Manager for Baby Care at SCA Personal Care in Gothenburg, Sweden. Kersti Strandqvist, Licentiate in Technology from Chalmers Tekniska Högskola in Gothenburg, also has a Master degree in marketing from Hautes Etudes Commerciales in Jouy-en-Josas, France and humanistic studies at Sorbonne in Paris. She was appointed Segment Manager for Baby Care at SCA in Gothenburg in August 2001. Kersti Strandqvist had been employed by SCA since 1997. Prior to that she had different managerial positions at Elf Atochem in Paris and at Borealis/Neste Chemicals in Sweden as well as in Finland and Belgium.

Sven Hindrikes holds the position as President and CEO of Swedish Match AB since 2004. Sven Hindrikes joined Swedish Match as CFO in 1998. Prior to that he was CFO and later Executive Vice President at Linjebuss as well as holding a number of positions within ABB in Canada and Mexico. Sven Hindrikes has a Master of Business Administration from Stockholm School of Economics.

Swedish Match is a unique company with its range of market-leading brands in the product areas of snuff and chewing tobacco, cigars and pipe tobacco – tobacco’s niche products – as well as matches and lighters. The Group’s global operations generated sales of 13,007MSEK for the twelve month period ending December 31, 2004. Swedish Match shares are listed on Stockholmsbörsen (SWMA).

Swedish Match AB (publ), SE-118 85 Stockholm

Visiting address: Rosenlundsgatan 36, Telephone: + 46 8 658 02 00

Corporate Identity Number: 556015-0756

www.swedishmatch.com